Exhibit 22.1: 2001 Annual Report

2001 ANNUAL REPORT

(COMPANY LOGO)

ELECTRONIC SYSTEMS TECHNOLOGY, INC.
415 NORTH QUAY STREET, SUITE 4
KENNEWICK, WA 99336

Dear Shareholder,

2001 was a year of change for all of us due to uncertain and fluctuating economic and political conditions, both in the United States and abroad. Electronic Systems Technology was not immune to those conditions. Total gross revenues for 2001 were $1,509,545 compared to 2000 gross revenues of $1,584,665, reflecting a 5% decrease, due primarily to decreased engineering revenues and interest income. This decrease in revenue resulted in a pre-tax net income of $6,072, compared with a pre-tax net income of $29,410 for 2000. When combined with an expiration of a tax capital loss carry forward, the Company recording a net loss for 2001 of $10,296, down from a net income of $23,944 for 2000. What these results do not reflect is the strong third and fourth quarter recovery experienced by the Company for 2001. Strong domestic and foreign sales in the last half of 2001 resulted in the Company partially recovering from a net loss during the six-month period ended June 30, 2001.

During 2001, development efforts remained focused on the ESTeem 192E, an Ethernet protocol networking wireless modem, which was delayed in Federal Communication Commission type acceptance testing until October 2001. The ESTeem 192E has been accepted positively in the marketplace and our development focus for 2002 will be in the development and expansion of the network capabilities for this product, as it holds potential for expanded applications and markets using the Ethernet interface standard.

In 2002, we are increasing the Company’s marketing efforts with increased participation in national and regional tradeshows for both the Industrial Automation and Public Safety arenas, as well as the implementation of full time Industrial Automation Sales Manager to focus the marketing resources for this vital customer base. At the writing of this letter, the Company’s first quarter 2002 gross sales revenue results are strong, with increased sales for both Public Safety and Industrial Automation projects. We hope the increases seen in the first quarter are carried through 2002 as a whole, however our optimism is tempered with caution due to the uncertain economic environment that currently exists in the country.

On behalf of Electronic Systems Technology, I thank you for your ongoing support.

/s/ TOM L. KIRCHNER

T.L. Kirchner
President

COMPANY PROFILE

Electronic Systems Technology, Inc. ("EST" or the "Company") specializes in the manufacturing and development of wireless modem products. The Company employs research and development, manufacturing, and marketing resources to produce and market the Company’s line of ESTeem (TM) Wireless Modem products and accessories. The Company offers products providing innovative communication solutions for applications not served by existing conventional communication systems. The Company’s products are offered in markets for process automation in commercial, industrial, and government arenas both domestically and internationally, as well as domestic markets for public safety communications infrastructure, primarily used by police and fire departments. The Company’s products are marketed through direct sales, sales representatives, and domestic and foreign resellers.

The Company was incorporated in the State of Washington in February 1984, and was granted a U.S. Patent for the "Wireless Computer Modem" in May 1987, and Canadian patent in October 1988. In the past three years, the Company has continued to improve its products to incorporate the latest technology and respond to customer needs and market opportunities. During 2001, the Company’s development efforts were concentrated on the development and bringing to market of the ESTeem 192E product line of spread spectrum, non-licensed radio frequency modems using Ethernet based communication protocols, which was granted Federal Communication Commission type approval in October 2001. In an effort to continually expand its customer base, particularly in the industrial control arena, the Company continues efforts to team with all major programmable logic controller (PLC) hardware vendors. The Company has also been involved from time to time as a hardware provider for Government programs, where the Company’s products were used in automated aircraft maintenance, airfield lighting and asset identification applications. During 2001, the Company continued to market ESTeem products for use in mobile data terminal applications by public safety entities, and continued to participate in foreign and domestic Supervisory Control and Data Acquisition (SCADA), Industrial Automation, and Government marketplaces.

PRODUCTS AND MARKETS

EST's products provide communication links between computers, peripherals, and instrumentation controls using radio frequency waves. The Company’s products are packet burst, VHF & UHF FM radio modems, operating in radio frequency bands of 72 to 76 Megahertz (MHz), 150 to 174 MHz, 400 to 420 MHz, 450 to 470 MHz, and 2.4 Gigahertz (GHz).

The proliferation of computer applications in business, industry and public service has created a constantly changing environment of automation and networking, requiring an ever-increasing amount of data transfer. Prior to the invention of the ESTeem modem, the majority of data transfers used telephone modems or direct cable connections, both of which have costly side effects. Telephone modems have a potentially expensive monthly charge for the use of telephone lines, and direct cable connections can have installation costs as much or more than the cost of the communication system. ESTeem wireless modem products provide a "Wireless Solution" by eliminating the need for conventional hardwiring and leased phone lines.

All of the ESTeem models ("ESTeems") come with industry standard asynchronous communications ports, giving users new dimensions to "Local Area Networking". As many as 253 devices can be interfaced on a single frequency. ESTeem wireless modems have over one hundred internal software commands, which are saved in non-volatile memory, allowing user-friendly configuration for any application.

ESTeem Modems work on a packet burst communications concept. Packet systems, whether hardwired or radio, share the same principle of operation: data is taken from a standard RS-232C, RS-422 or RS-485 asynchronous port and is transmitted in "Electronic Packets". The size of the packet can be user defined from 1 to 2000 bytes of information, depending on model. Once a packet of data is formed, it is transmitted in a "burst," from one ESTeem modem to another ESTeem modem, hence the term "packet burst communications." ESTeem Modems provide data accuracy of greater than one part in 100 million. Internal Digi-Repeater features allow the user to increase operating range by relaying transmission through a maximum of three ESTeems to reach a destination ESTeem. An ESTeem can operate as an operating node, a repeater node, or both simultaneously, for added flexibility. Secure data communication is provided in the ESTeem products through use of proprietary technology and techniques, providing users of the products four definable security codes. If higher security is required, the ESTeem is compatible with asynchronous Data Encryption Standard (DES) encryption devices.

PRODUCT APPLICATIONS

Some of the major applications and/or industries for which the ESTeem products are being utilized are as follows:

Water and Waste Water Industry	Overhead Crane Control
Industrial Automation	Shop Floor Manufacturing
Remote Data Acquisition (SCADA)	Intra-Office/Building Computer Networking
Law Enforcement/Public Safety

Power Utility	Federal
Oil/Gas Pipeline	Ground Mobile Communications
Material Handling	Ship to Shore Communications
Flight Line Maintenance

PRODUCT LINES

Model 192C. A licensed narrow band packet burst transceiver for commercial, industrial, and public safety applications operating in the 450 to 470 MHz spectrum. The digitally synthesized transceiver is field tunable over the operating band in 6.25 KHz increments. Typical indoor and outdoor fixed base and mobile applications include point to point as well as point to multi-point digital data networking for distances to approximately 15 miles line-of-sight without the use of the digi-repeater option. Typical application uses for the ESTeem 192C are:

Domestic: Industrial Automation, inventory control, public safety.
International: Telephone by-pass, and industrial automation.

Model 192F. A licensed narrow band packet burst transceiver for foreign market commercial, industrial automation, public safety and Federal (USA only) applications operating in the 400 to 420 MHz spectrum. The digitally synthesized transceiver is field tunable over the operating band in 6.25 KHz increments. Typical indoor and outdoor fixed base and mobile applications include point to point and point to multi-point digital data networking for distances to approximately 15 miles line-of-sight without the use of the digi-repeater option. Typical application uses for the ESTeem 192F are:

International: Telephone by-pass, industrial automation and inventory control.
Federal: Inventory and command control.

Model 192M. A licensed narrow band packet burst transceiver for foreign and domestic commercial, industrial automation, and public safety applications operating in the 150 to 174 MHz spectrum. The digitally synthesized transceiver is field tunable over the operating band in 6.25 KHz increments. Typical indoor and outdoor fixed base and mobile applications include point to point and point to multi-point digital data networking for distances to approximately 15 miles line-of-sight without the use of the digi-repeater option. Typical application uses for the ESTeem 192M are:

Domestic: Industrial automation, inventory control, and public safety.
International: Telephone by-pass, industrial automation and SCADA.

Model 192V. A licensed narrow band packet burst transceiver for foreign and domestic commercial and industrial applications operating in the 72 to 73 MHz spectrum. The digitally synthesized transceiver is field tunable over the operating band in 20 KHz increments. Typical indoor and outdoor fixed base and mobile applications include point to point and point to multi-point digital data networking for distances to approximately 5 miles line-of-sight without the use of the digi-repeater option. Typical application uses for the ESTeem 192V are:

Domestic: Industrial automation and inventory control.
International: Telephone by-pass and industrial automation.

Model 192S. A low cost unlicensed direct sequence spread spectrum transceiver for foreign, domestic, and federal applications operating in the 2.4 GHz spectrum. Typical indoor and outdoor fixed base and mobile applications include point to point and point to multi-point digital data networking for distances to approximately 10 miles line-of-sight without the use of the digi-repeater option. Typical application uses for the ESTeem 192S are as follows:

Domestic: Industrial automation and inventory control.
International: Telephone by-pass and industrial automation.
Federal: Inventory and command control.

Model 192E. A high performance, direct sequence spread spectrum transceiver employing industry standard, 10baseT, 802.11b Ethernet connectivity for both foreign and domestic, commercial and industrial, applications operating in the unlicensed 2.4 GHz spectrum. Data transfer rates of up to 11 Mega bits per second (Mbps). Typical applications include data rate critical, point to point, point to multi-point, and "last-mile" bridge digital data networking for distances to approximately 5 miles line-of-sight without the use of the digi-repeater option. Typical application uses for the ESTeem 192E are:

Domestic: Industrial automation, process control and interoffice networking.
International: Telephone by-pass, industrial automation and interoffice networking.

Model 95. A low cost licensed narrow band packet burst transceiver for foreign, domestic and federal applications operating in the 72 to 73 MHz spectrum. The digitally synthesized transceiver is field tunable over the operating band in 20 KHz increments. Typical indoor and outdoor fixed base and mobile applications include point to point and point to multi-point digital data networking for distances to approximately 5 miles line-of-sight without the use of the digi-repeater option. Typical application uses for the ESTeem 95 are:

Domestic: Industrial automation and inventory control.
International: Telephone by-pass and industrial automation.
Federal: Inventory and command control.

ADDITIONAL PRODUCTS AND SERVICES

The Company offers various accessories to support the ESTeem products. Accessories are purchased from other manufacturers and resold by EST to support the application of ESTeem modems. Antennas, power supplies and cable assemblies are examples of such items. The Company also provides direct services to customers, such as repair and upgrade of ESTeem products, also to assist in the application of ESTeem wireless modems, the Company provides professional services, site survey testing, system start-up, and custom engineering services.

For operation in the United States, the ESTeem Radio Modems require Federal Communications Commission (FCC) Type Acceptance. The FCC Type Acceptance is granted for devices, which demonstrate operation within mandated, observed, and tested performance criteria. All of the Company’s products requiring FCC Type Acceptance have been granted such acceptance.

All ESTeem radio modem products, with the exception of the ESTeem 192S and 192E products, which are nonlicensed, spread spectrum wireless modems, require consumer licensing under Part 90 of the FCC Rules and Regulations, which must be applied for by the end user of the Company’s products. The Company provides information to customers to assist in the application for FCC consumer licenses.

PRODUCT DEVELOPMENT

The Company’s products compete in the rapidly changing technology environment of the communications industry, where standards and technologies are subject to rapid and unexpected changes. This environment results in the necessity of the Company to be continually updating and enhancing existing products, as well as developing new products in order to remain competitive. Research and Development expenditures for new product development and improvements of existing products by the Company for 2001 and 2000 were $146,245 and $181,571, respectively. None of the Company’s research and development expenses were directly paid for by any of the Company’s customers. During 2001, the Company continued to contract with independent, nonaffiliated, engineering companies specializing in radio design, when such expertise was required.

During 2001, the Company’s development resources were used primarily for the development and marketing of the ESTeem 192E, a spread spectrum, non-licensed, wireless, modem using the networking standard, Ethernet interface protocol. The ESTeem 192E received Federal Communication Commission type approval in October 2001. The ESTeem 192E is intended to augment the Company’s existing products through the use of Ethernet based, open network architecture, allowing the product to be used in broader variety of applications, such as "last mile" and building network applications. The Company plans on continued research and development expenditures and to undertake new development and improvement projects, as they become necessary

MARKETING STRATEGY

The majority of the Company’s products sold during 2001 were through the reselling efforts of non-exclusive, non-stocking distributors of the Company’s products. The remainder of the Company’s sales were distributed directly from the Company’s facility through direct sales to end-users of the ESTeem products. During 2001, approximately sixty percent of the Company’s products were distributed through resellers and forty percent through direct sales. Customers generally place orders on an "as needed basis".

Shipping dates for most products are generally 5 to 10 working days after receipt of a customer order, with the exception of ongoing, scheduled projects, and custom designed equipment for specific customer applications. As of December 31, 2001, the Company had a backlog of $201,777 in sales orders.

During 2001, the Company continued to advertise in trade publications specifically targeted at users of control, instrumentation, and automation systems worldwide, and public safety entities domestically. The Company’s advertising targeted potential customers using Programmable Logic Controllers (PLCs). There are approximately twenty-five major PLC manufacturers worldwide. The Company also attends tradeshows each year specifically targeted toward the customers and markets in which it sells products. For 2002, the Company intends to continue marketing strategies targeted at existing markets of industrial controls and Mobile Data Computers for public safety networks. The Company maintains an Internet web site to provide easy access to product and technical information for both present and potential customers of the Company’s products. Due to the variable configuration possibilities of the Company’s products, and existing distributor relationships, the Company has not implemented an electronic commerce internet website. The Company provides technical support and service for ESTeem products through phone support, field technicians, and internet sources. The Company believes high quality customer and technical support is necessary and vital to its business and the markets in which it competes. To maintain this high level of customer support the Company has in the past, and will continue in the future, to make investments and expenditures in support of its customer service programs.

The Company is continuing marketing activities directed towards all branches of the U.S. Government, including United States Armed Services. In the past, the Company’s products have been included projects for flight-line maintenance, airfield lighting, and asset and inventory control for various branches of the United States Armed Services.

Competition for the Company is variable according to the market of the communications industry in which its products are established or are entering. Due to the broad number of applications in which the Company’s products perform, there are a resulting broad number of competitors in the electronics and communications industry. All of the markets in which the Company’s products are sold are highly competitive. Management believes the ESTeem products compete favorably in the market because of performance, price, and adaptability of the products to a wide range of applications. The Company's major limitation in competing with other manufacturers is its limited marketing budget, which currently limits the Company’s nationwide advertising and sales force presence.

MARKET INFORMATION FOR THE COMPANY’S COMMON STOCK

There is no established market for trading the Common Stock of the Company. The Common Stock is not regularly quoted in the automated quotation system of a registered securities system or association. The Common Stock of the Company is traded on the "over-the-counter" market and is listed on the electronic bulletin board under the symbol of "ELST". The following table illustrates the average high/low price of the Common Stock for the last two (2) fiscal years. The "over-the-counter" quotations do not reflect inter-dealer prices, retail mark-ups, commissions or actual transactions.

	Bid		Ask
	High	Low	High	Low
Fiscal year ended December 31, 2001
First Quarter	0.6563	0.375	0.8125	0.3125
Second Quarter	0.42	0.30	0.45	0.34
Third Quarter	0.44	0.37	0.47	0.37
Fourth Quarter	0.48	0.36	0.60	0.36
Fiscal year ended December 31, 2000
First Quarter	3.50	0.35	3.625	0.40
Second Quarter	1.75	0.4688	2.00	0.625
Third Quarter	0.7188	0.375	0.9375	0.50
Fourth Quarter	0.5313	0.375	0.6875	0.4063

The above data was compiled from information obtained from the Pink Sheets LLC, OTC Market Report daily quotation service.

The approximate number of record holders of common stock of the Registrant as of February 15, 2002 was 600 persons/entities.

Electronic Systems Technology Inc. paid non-cumulative, cash distributions on July 9, 1999, July 9, 1998 and July 11, 1997, respectively, each equivalent to $0.01 per outstanding share. Dividends undertaken by the Company will be solely at the discretion of the Board of Directors.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s discussion and analysis is intended to be read in conjunction the Company’s audited financial statements the integral notes thereto. The following statements may be forward-looking in nature and actual results may differ materially.

RESULTS OF OPERATIONS

GENERAL: The Company specializes in the manufacturing and development of wireless modem products. The Company offers a product line which provide innovative communication solutions for applications not served by existing conventional communication systems. The Company offers product lines in markets for process automation in commercial, industrial and government arenas domestically, as well as internationally, and domestically to public safety entities for mobile data computer terminal applications. The Company markets its products through direct sales, sales representatives, and domestic, as well as foreign, resellers. Operations of the Company are sustained solely from revenues received through sales of its products and services.

FISCAL YEAR 2001 vs. FISCAL YEAR 2000

GROSS REVENUES: Total revenues for the fiscal year 2001 were $1,509,545 reflecting a 5% decrease from $1,584,665 gross revenues for fiscal year 2000. The decrease total revenues is attributable to decreased Engineering Services and interest revenues, as well decreased product sales during 2001 when compared with 2000. Interest revenue decreased from 2000 levels of $79,144, to 2001 levels of $54,970 due to decreased rates of return received on the Company’s short term investments. Engineering Services revenues during 2001 decreased to $150,404 from 2000 levels of $192,965 due to decreased Engineering Service projects performed by the Company during 2001, primarily due to a smaller than expected number of Public Safety Mobile Data Computer (MDC) projects involving the Company’s products and services when compared with 2000. Sales of the Company’s products were lower than anticipated during 2001 for MDC applications due to, in Management’s opinion, the public safety market being affected by reduced federal funding during 2001. Management believes future federal funding of MDC project cannot be guaranteed and therefore MDC projects involving the Company’s products become very difficult to predict. Overall, product sales decreased slightly to $1,303,811 in 2001, as compared to 2000 sales of $1,310,524. Offsetting the decrease in MDC segment sales were increased foreign sales during 2001. Management believes sales revenues for 2002 may be negatively impacted by existing economic factors negatively effecting industrial automation projects involving the Company’s products and services.

In 2001, a majority of the Company's domestic sales were for industrial automation applications. An example of an industrial automation application is a city's water treatment operation. It is the opinion of Management that industrial automation applications will continue to provide the largest portion of the Company's revenues in the foreseeable future. The Company’s domestic sales were augmented by sales of the Company’s products for mobile data computer systems to public entities, which accounted for 4% of the Company’s domestic sales during 2001. The sales of the Company’s products were lower than anticipated during 2001. Management believes the decrease was due to the public safety market being affected by reduced federal funding during 2001. Management believes future purchases are difficult to predict due to the uncertain nature of federal funding. An example of a mobile data computer system for a public entity is a local area network (LAN), between police department computer dispatch centers and individual police vehicles.

During 2001, the Company had $302,324 in foreign export sales, amounting to 21% of gross product and service revenues for the year. For year-end 2000, foreign export sales were $109,292 or 7% of gross product and service revenues for the year. The increase in foreign sales was due to increased sales volumes for projects in Croatia, Jordan and India. Products purchased by foreign customers were used primarily for use in industrial automation projects. Management believes the majority of foreign export sales are due to EST distributor efforts and the Company’s Internet website presence. The geographic compositions of the Company’s foreign export sales for 2001 and 2000 are shown in Note 6 to the Financial Statements.

In 2001, products purchased by U.S. Government agencies or by U.S. Government contractors amounted to $29,343 or 2%, of gross product and service revenues as compared with 2000 levels of $23,062 or 2%, of gross product and service revenues. During 2001, products purchased by the U.S. Government were utilized primarily in power monitoring and water control applications. Management believes the decrease in U.S. Government sales revenues was the result of lack of U.S. Government funding for, or discontinuance of, programs using the Company’s products. The uncertain nature of U.S. Government purchasing, makes prediction and planning of revenues to be received from U.S. Government difficult to predict.

As of December 31, 2001, the Company had a backlog of $201,777 in sales orders. The Company’s customers generally place orders on an "as needed basis". Shipment for most of the Company’s products is generally made within 5 to 10 working days after receipt of customer orders, with the exception of ongoing, scheduled projects, and custom designed equipment for specific customer applications.

COST OF SALES: Cost of Sales, as a percentage of gross sales, for the years of 2001 and 2000 was 53% and 56%, respectively. The cost of sales variation for 2001 is the result of the product mix of the items sold during 2001 having a reduced cost when compared with items sold during 2000.

INVENTORY: The Company's year-end inventory values for 2001 and 2000 were as follows:

	2001	2000
Parts	$357,884	$415,673
Work in Progress	94,036	43,110
Finished goods	79,679	103,163
TOTAL	$531,599	$561,946

The Company's objective is to maintain inventory levels as low as possible to provide maximum cash liquidity, while at the same time, meet production and delivery requirements. Approximately 25% of the Company’s inventory at December 31, 2001 consisted of parts having lead times ranging from 12 to 28 weeks. Some parts are maintained at high levels to assure availability to meet production requirements, and accordingly, account for a significant portion of the Company’s inventory value. Based on past experience with component availability, distributor relationships, and inventory levels, the Company does not foresee shortages of materials used in production. However, developments in the electronic component marketplace, involving components used by the Company which are also used in cellular phones and paging devices, have the potential of creating negative component availability and delivery issues for the Company in the future.

The Company has been able to procure parts on a timely basis as of the date of this report, however this cannot be guaranteed in the future and if shortages were to occur material interruption of production and consequently product delivery to customers could occur. Inventory levels decreased between year end 2000 and year end 2001 due to reduced purchases by the Company, as existing inventory resources were used, and timing differences in sales and production schedules when compared with year end 2000.

For year-end 2001, purchases and costs allocated to cost of goods sold were $664,047 as compared to $936,383 in 2000. The decrease in purchases and allocated costs is a result of decreased purchases and use of existing inventory by the Company during 2001.

OPERATING EXPENSES: Operating expenses, prior to allocation of expenses to Cost of Sales and Engineering Services, decreased to $970,719 in 2001, from 2000 levels of $993,282. Material changes in expenses are comprised of the following components: Advertising expenses decreased to $20,774 in 2001 from 2000 levels of $30,810 due to reduced frequency of advertising by the Company during 2000. Depreciation expense increased during 2001 to $42,978 from 2000 levels of $40,604 due increased depreciable assets owned by the Company. Printing expenses increased from 2000 levels of $5,396 to $10,238 for 2001 due to increased printing of marketing related material required by the Company during 2001. Professional services decreased to $71,122 from 2000 levels of $84,297 due to decreased subcontracted engineering services required for Research and Development projects when compared with 2000. Trade show expenses increased during 2001 to $23,357, from 2000 levels of $19,873 due to both increases in shows attended by the Company, and fees paid for those shows.

Salaries decreased to $520,726 in 2001, from 2000 levels of $540,800, primarily due to decreased wages paid to engineering services employees who were compensated on a commission basis for engineering services. The Company incurred bad debt expense of $3,187 during 2001 as compared with $117 during 2000.

FISCAL YEAR 2000 vs. FISCAL YEAR 1999

Total revenues for the fiscal year 2000 were $1,584,665 reflecting a 10% increase from $1,434,393 gross revenues for fiscal year 1999. The increase was attributable primarily to increased product sales in 2000, of $1,310,524 as compared to 1999 sales of $1,239,390, reflecting an increase of 5%, as well as increases in Engineering Services and interest revenues received by the Company. Engineering Services during 2000 increased to $192,965 from 1999 levels of $134,521 due to an increase in the number and size of Engineering Service projects performed by the Company during 2000. Product sales increased during 2000 primarily from increased domestic sales to Industrial Automation and Public Safety Mobile Data Computer (MDC) projects. Management believed the increased sales and service revenues were a short-term result during 2000, which may not continue during 2001. Economic factors may cause reduced revenues from industrial automation customers having a negative impact on projects involving the Company revenues received from products and services.

In 2000, a majority of the Company's domestic sales were for industrial automation applications. It is the opinion of Management that industrial automation applications will continue to provide the largest portion of the Company's revenues in the foreseeable future. The Company’s domestic sales continue to be augmented by sales of the Company’s products for mobile data computer systems to public entities, which accounted for 39% of the Company’s domestic sales during 2000. An example of a mobile data computer system for a public entity is a local area network (LAN), between police department computer dispatch centers and individual police vehicles.

During 2000, the Company had $109,292 in foreign export sales, amounting to 7% of gross product and service revenues for the year. For year-end 1999, foreign export sales were $133,025 or 14% of gross product and service revenues for the year. In the opinion of Management, the continued decrease in foreign sales is due to the result of increased competition in foreign industrial automation markets. Products purchased by foreign customers were used primarily for use in industrial automation projects.

In 2000, products purchased by U.S. Government agencies or by U.S. Government contractors amounted to $23,062 or 2%, of gross product and service revenues as compared with 1999 levels of $46,739, or 3% of gross product and service revenues. During 2000, products purchased by the U.S. Government were utilized primarily in airfield lighting control applications. Management believes the decrease in U.S. Government sales revenues was the result of lack of U.S. Government funding for, or discontinuance of, programs using the Company’s products. The uncertain nature of U.S. Government purchasing, makes prediction and planning of revenues to be received from U.S. Government difficult to predict.

Cost of Sales, as a percentage of gross sales, for the years of 2000 and 1999 was 56% and 51%, respectively. The cost of sales variation for 2000 was the result of both increased cost of the Company’s products due to increased prices paid for high demand components purchased during the first half of 2000, and a the product mix of the items sold during 2000 having a higher cost when compared with items sold during 1999.

For year-end 2000, purchases and costs allocated to cost of goods sold were $936,383 as compared to $605,240 in 1999. The increase in purchases and allocated costs was a result of increased purchases by the Company during 2000 due to increased inventory and component requirements.

Operating expenses, prior to allocation of expenses to Cost of Sales and Engineering Services, increased to $993,282 in 2000, from 1999 levels of $907,953. Material changes in expenses were comprised of the following components: Advertising expenses increased to $30,810 in 2000 from 1999 levels of $10,970 due to increased advertising frequency by the Company during 2000. Depreciation expense increased during 2000 to $40,604 from 1999 levels of $32,699 due to the Company acquiring additional depreciable assets late in 1999 and during 2000. Printing expenses decreased from 1999 levels of $15,220 to 2000 levels of $5,396 due to reduced printing services of marketing related material required by the Company during 2000. Professional services increased to $84,297 from 1999 levels of $69,785 due to increased subcontracted engineering services required for Research and Development projects. Repair and maintenance expenses increased in 2000 to $16,108 as compared to $12,826 in 1999, due to increased equipment and computer network repairs.

Salaries increased to $540,800 in 2000, from 1999 levels of $503,156, due to increased wages paid to engineering services employees based on a commission basis for engineering service revenues during 2000. Tradeshow expenses increased during 2000 to $19,873 from 1999 levels of $14,384, due to increased cost and frequency of tradeshows attended by the Company during 2000. Travel expenses for the Company increased to $72,351 during 2000 from 1999 levels of $56,292 due to increased travel expenses related to engineering services and increased marketing trips by the Company. The Company incurred bad debt expense of $ 117 during 2000 as compared with $1,155 during 1999.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s revenues and expenses resulted in a net loss of $10,296 for 2001, decreased from a net income of $23,944 for 2000. The reduction in net income is a result of decreased interest revenue and Engineering Services revenues when compared with 2000.

Also, net loss was increased by the expiration of a capital loss carry forward during 2001, which increased the tax effect applied against income for 2001 to $16,368.

At December 31, 2001, the Company's working capital was $2,127,471 compared with $2,125,411 at December 31, 2000. The Company’s operations rely solely on the income generated from sales. The Company's major capital resource requirements are maintaining inventory levels adequate for production and payment of employee salaries. Extended availability for components critical for production of the Company’s products, ranging from 12 to 28 weeks, require the Company to maintain high inventory levels. It is Management’s opinion that the Company’s working capital as of December 31, 2001 is adequate for expected resource requirements for the next twelve months.

The Company's current asset to current liability ratio at December 31, 2001 was 24.2:1 compared to 22.3:1 at December 31, 2000. The current asset ratio increase is the result of decreased trade accounts payable levels at the end of 2001 when compared with year-end 2000.

The Company's cash resources at December 31, 2001, including cash and cash equivalent liquid assets, were $1,513,592, decreased from cash resources of $1,452,287 at year end 2000. The increase in cash resources at year end is the result of timing differences in accounts receivable collection cycles, and reduced purchases for inventory and capital equipment, when compared with year-end 2000. Cash flows were increased by additional paid in capital received from exercise of Company stock options in the amount of $12,300. Cash flows were offset by additions to property plant and equipment of $33,306, capitalized software of $13,709, decrease in current liabilities of $24,571 and the net loss of $10,296 when compared with 2000.

The Company's trade accounts receivable, adjusted for allowance for uncollectible accounts, at December 31, 2001, were $158,674, compared to $183,627 at year-end 2000. The decrease is the result of timing differences in collection accounts receivable cycles between December 31, 2001 and December 31, 2000. Management believes that all of the Company’s accounts receivable as of December 31, 2001, are collectible.

The Company believes the level of risk associated with customer receipts on export sales is minimal. Foreign shipments are made only after payment has been received, irrevocable letter of credit terms have been pre-arranged, or on Net 30 terms to foreign offices of domestic companies with which the Company has an existing relationship. Foreign orders are generally filled as soon as they are received, therefore, foreign exchange rate fluctuations do not impact the Company.

Inventory level as of December 31, 2001, was $531,599, reflecting a decrease from December 31, 2000, levels of $561,946. The inventory level decrease is the result of the Company decreasing purchases as existing inventory resources were used, and timing differences in sales and production schedules when compared with year end 2000.

The Company had capital expenditures during year 2001 of $33,306, primarily for equipment used for research/development, manufacturing and upgrades to the Company’s computer network. The Company intends on investing in additional capital equipment as it is deemed necessary to support development and manufacture of the ESTeem Modem. As of December 31, 2001, the Company's current liabilities were $91,522, decreased from 2000 year-end levels of $99,725. The decrease is due to decreased levels of trade accounts payable at year-end 2001.

The Company has a General Services Administration (GSA) contract to sell goods to the U.S. Government. This contract is a fixed price, indefinite quantity and delivery agreement. The current contract runs through February 2004.

Projections regarding liquidity, profitability, and material purchases are based on past history of annual purchases.

Due to the uncertain nature of Federal Government purchasing, procurement of material and production planning is adjusted quarterly based on demand. It is Management's opinion that the majority of Federal Government purchases in 2002 will be pursuant to the Company’s GSA contract.

The Company’s operations were not adversely effected by inflation during 2001. No adverse affect is anticipated during 2002.

FORWARD LOOKING STATEMENTS: The above discussion may contain forward-looking statements that involve a number of risks and uncertainties. In addition to the factors discussed above, among other factors that could cause actual results to differ materially are the following: competitive factors such as rival wireless architectures and price pressures; availability of third party component products at reasonable prices; inventory risks due to shifts in market demand and/or price erosion of purchased components; change in product mix, and risk factors that are listed in the Company’s reports and registrations statements filed with the Securities and Exchange Commission.

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR’S REPORT

DECEMBER 31, 2001

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

INDEX TO FINANCIAL STATEMENTS
ACCOUNTANTS’ REPORT ON THE FINANCIAL STATEMENTS	1
BALANCE SHEETS	2-3
STATEMENT OF OPERATIONS	4-5
STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY	6
STATEMENT OF CASH FLOWS	7-8
NOTES TO FINANCIAL STATEMENTS	9-19
SELECTED FINANCIAL DATA	21

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Electronic Systems Technology, Inc.
415 N. Quay - Suite 4
Kennewick, WA 99336

We have audited the accompanying balance sheets of ELECTRONIC SYSTEMS TECHNOLOGY, INC. as of December 31, 2001 and 2000, and the related statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ELECTRONIC SYSTEMS TECHNOLOGY, INC. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

MOE O’SHAUGHNESSY & ASSOCIATES, P.S.

Spokane, Washington
February 8, 2002

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

BALANCE SHEETS
December 31, 2001 and 2000

ASSETS
	2001	2000
CURRENT ASSETS
Cash	$ 6,100	$ 9,166
Money market investment	516,334	388,024
Certificate of deposit	991,158	1,055,097
Accounts receivable, net of allowance
For uncollectible
of $1,284 – 2001 and 2000	158,674	183,627
Inventory	531,599	561,946
Accrued interest	1,243	9,522
Prepaid insurance	7,252	8,221
Prepaid expenses	-	2,900
Prepaid federal income taxes	6,633	6,633
Total current assets	2,218,993	2,225,136

PROPERTY & EQUIPMENT
Leasehold improvements	13,544	13,544
Laboratory equipment	417,323	385,449
Furniture & fixtures	15,744	16,098
Dies & molds	77,396	77,396
	524,007	492,487
Less accumulated depreciation	359,018	316,765
	164,989	175,722

OTHER COSTS
Patent costs, net of amortization of
$1,353 – 2001 and $1,244 – 2000	497	606
Deposits	340	340
Capitalized software costs of $86,330 -
2001 net of amortization of $69,477; $72,620 – 2000 net of amortization of $66,553	16,853	6,067

	17,690	7,013
TOTAL ASSETS	$ 2,401,672	$ 2,407,871

The accompanying notes are an integral part of this statement.

LECTRONIC SYSTEMS TECHNOLOGY, INC.

BALANCE SHEETS
December 31, 2001 and 2000

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
CURRENT LIABILITIES
Accounts payable	$ 53,384	$ 78,103
Accrued payroll	2,260	2,332
Accrued payroll taxes	1,458	1,415
Accrued vacation pay	17,137	16,960
Deferred taxes payable	17,283	915
Total current liabilities	91,522	99,725

STOCKHOLDERS' EQUITY
Common stock $.001 par value 50,000,000 Shares authorized, 5,098,667 - 2001, and 5,068,667 - 2000 shares issued and outstanding	5,099	5,069
Additional paid-in capital	945,734	933,464
Retained earnings	1,359,317	1,369,613
	2,310,150	2,308,146
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$2,401,672	2,407,871

The accompanying notes are an integral part of this statement.

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

STATEMENT OF OPERATIONS
For the years ended December 31, 2001, 2000, and 1999

	2001	2000	1999

SALES	$ 1,303,811	$ 1,310,524	$ 1,239,390

COST OF SALES
Beginning inventory	561,946	357,490	385,365
Purchases and allocated costs	664,047	936,383	605,240
	1,225,993	1,293,873	990,605
Ending inventory	531,599	561,946	357,490
	694,394	731,927	633,115

GROSS PROFIT	609,417	578,597	606,275

OPERATING EXPENSES
Advertising	20,774	30,810	10,970
Amortization	3,034	2,461	3,124
Bad debt	3,187	117	1,155
Commissions- sales	1,284	972	1,712
Dues & subscriptions	1,639	659	1,122
Depreciation	42,978	40,604	32,699
Insurance	9,158	9,751	10,582
Materials & supplies	20,411	20,336	21,875
Office & administration	10,720	12,517	12,734
Printing	10,238	5,396	15,220
Professional services	71,122	84,297	69,785
Rent & utilities	34,686	33,692	32,027
Repair & maintenance	16,384	16,108	12,826
Salaries	520,726	540,800	503,156
Taxes	98,815	91,692	98,314
Telephone	10,404	10,846	9,976
Trade shows	23,357	19,873	14,384
Travel expenses	71,802	72,351	56,292
	970,719	993,282	907,953
Expenses allocated to
Cost of sales	(289,345)	(322,508)	(278,005)
	681,374	670,774	629,948

OPERATING INCOME (LOSS)	(71,957)	(92,177)	(23,673)

The accompanying notes are an integral part of this statement.

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

STATEMENT OF OPERATIONS
For the years ended December 31, 2001, 2000, and 1999

	2001	2000	1999

OTHER INCOME
Interest income	$ 54,970	$ 79,144	$ 60,482
Site support reimbursement
Net of allocated costs	23,757	40,531	28,750
Loss on disposition of assets	(1,059)	(120)	-
Recovery from marketable
Securities litigation	361	2,032	-
	78,029	121,587	89,232
INCOME BEFORE PROVISION FOR FEDERAL INCOME TAXES	6,072	29,410	65,559

PROVISION FOR FEDERAL INCOME TAXES	(16,368)	(5,466)	(13,258)

NET INCOME (LOSS)	$ (10,296)	$ 23,944	$ 52,301

BASIC EARNINGS PER SHARE	$ -	$ -	$ 0.01

DILUTED EARNINGS PER SHARE	$ -	$ -	$ 0.01

The accompanying notes are an integral part of this statement.

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
January 1,1999 through December 31, 2001

			Amount Paid-In Capital
	Common Stock			Retained Earnings	TOTAL
	Shares	Amount

BALANCE AT January 1, 1999	4,953,667	$ 4,954	$ 894,129	$ 1,342,905	$ 2,241,988

CASH DISTRIBUTION DECLARED $0.01 per share	-	-	-	(49,537)	(49,537)

NET INCOME December 31, 1999	-	-	-	52,301	52,301
	4,953,667	4,954	894,129	1,345,669	2,244,752

STOCK OPTIONS EXERCISED	115,000	115	39,335	-	39,450

NET INCOME
December 31, 2000	-	-	-	23,944	23,944
	5,068,667	5,069	933,464	1,369,613	2,308,146
STOCK OPTIONS EXERCISED	30,000	30	12,270	-	12,300

NET LOSS December 31, 2001	-	-	-	(10,296)	(10,296)

BALANCE AT December 31, 2001	5,098,667	5,099	945,734	1,359,317	2,310,150

The accompanying notes are an integral part of this statement.

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

STATEMENT OF CASH FLOWS
For the years ended December 31, 2001, 2000, and 1999

	2001	2000	1999

CASH FLOWS PROVIDED (USED) IN
OPERATING ACTIVITIES:
Net income (loss)	$ (10,296)	$ 23,944	$ 52,301
Noncash expenses included in income:
Depreciation	42,978	40,604	32,699
Amortization	3,034	2,461	3,123
Deferred income taxes	16,368	99	1,303
Loss on disposition of assets	1,059	120	-
Decrease (increase) in current assets:
Accounts receivable, net	24,953	(28,839)	226,598
Inventory	30,347	(204,456)	27,875
Other current assets	12,148	(11,164)	(3,022)
Increase (decrease) in current liabilities:
Accounts payable, accrued expenses
and other current liabilities	(24,571)	36,663	(10,483)
Deferred income	-	-	(25,017)
Federal income taxes payable	-	-	(14,510)

Net cash (used) provided by operating activities	96,020	(140,568)	290,867

CASH FLOWS PROVIDED (USED) IN INVESTING ACTIVITIES:
Deposit	-	-	26,250
Capitalized software	(13,709)	-	(3,725)
Additions to property & equipment	(33,306)	(71,323)	(65,508)
Net cash used in investing activities	(47,015)	(71,323)	(42,983)

CASH FLOWS PROVIDED (USED) IN FINANCING ACTIVITIES:
Distributions paid	-	-	(49,537)
Stock options exercised	12,300	39,450	-
Net cash provided by financing activities	12,300	39,450	-

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	61,305	(172,441)	198,347

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,452,287	1,624,728	1,426,381

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$1,513,592	$1,452,287	$1,624,728

The accompanying notes are an integral part of this statement.

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

STATEMENT OF CASH FLOWS
For the years ended December 31, 2001, 2000, and 1999

	2001	2000	1999

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION:
Cash paid during the year for:
Income taxes	$ -	$ 6,955	$ 30,510

Cash and cash equivalents:
Cash	$ 6,100	$ 9,166	$ 6,650
Money market	516,334	388,024	643,642
Certificate of deposit (initial maturity = 3 months or less)	991,158	1,055,097	974,436
	$ 1,513,592	$ 1,452,287	$ 1,624,728

The accompanying notes are an integral part of this statement.

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.

Business Organization: The Company was incorporated under the laws of the State of Washington on February 10, 1984, primarily to develop, produce, sell and distribute wireless modems that will allow communication between peripherals via radio frequency waves.

Accounting Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition: The Company recognizes revenue from product sales upon shipment to the customer. Revenues from site support are recognized as the Company performs the services in accordance with agreement terms.

Allowance for Uncollectible Accounts: The Company uses the reserve method for recording allowance for uncollectible accounts. The amount included in Allowance for Uncollectible Accounts consists of $1,284 as of December 31, 2001 and 2000.

Inventory: Inventories are stated at lower of cost or market with cost determined using the FIFO (first in, first out) method. Inventories consisted of the following:

	2001	2000	1999
Parts	$357,884	$415,673	$256,334
Work in progress	94,036	43,110	52,279
Finished goods	79,679	103,163	48,877
	$531,599	$561,946	$357,490

Property and Equipment: Property and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The useful life of property and equipment for purposes of computing depreciation is five to seven years. The useful life for leasehold improvements is thirty-one and one-half years. Depreciation expense for the years ended December 31, 2001, 2000, and 1999 was $42,978, $40,604, and $32,699, respectively. The Company periodically reviews its long-lived assets for impairment and, upon indication that the carrying value of such assets may not be recoverable, recognizes an impairment loss by a charge against current operations.

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(Continued)

Patent Costs: Expenses incurred in connection with the patent have been capitalized and are being amortized over 17 years. Patent amortization expense was $109 for the years ended December 31, 2001, 2000, and 1999.

Research and Development: Research and development costs are expensed as incurred. Research and development expenditures for new product development and improvements of existing products by the Company for 2001, 2000, and 1999 were $146,245, $181,571, and $171,658 respectively.

Earnings (Loss) Per Common Share: Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. The primary weighted average number of common shares outstanding was 5,598,146, 5,636,064, and 5,593,667 for the years ended December 31, 2001, 2000, and 1999 respectively.
For the Year Ended 2001
	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Basic EPS Income available to common stockholders	$(10,296)	5,083,146	$ -
Diluted EPS Income available to common stockholders + assumed conversion	$(10,296)	5,598,146	$ -

Capitalized Software Costs: In August, 1985, the Statement of Financial Accounting Standards No. 86, was issued by the Financial Accounting Standards Board “FASB”, directing that the costs of creating a computer software product to be sold, leased, or otherwise marketed, and which are incurred after the product’s technological feasibility has been established, be capitalized. During 1986 the Company adopted this statement and, accordingly, capitalized all costs subsequent to 1985. Costs incurred prior to 1986 are not permitted to be capitalized and the Company has not capitalized such costs. All costs capitalized are to be amortized over their estimated revenue-producing lives, not to exceed five years, beginning on the date the product is available for distribution to customers.

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Amortization of capitalized software costs charged to expenses for periods presented is as follows:

1998 and prior	61,187
1999	3,014
2000	2,352
2001	2,924
$69,477

Cash and Cash Equivalents: Cash and cash equivalents consist of cash, certificates of deposit, time deposits, commercial paper and other money market instruments. The Company invests its excess cash in deposits with major banks, and commercial paper of investment grade companies and, therefore bears minimal risk. These securities have original maturity dates not exceeding three months. Such investments are stated at cost, which approximates fair value, and are considered cash equivalents for purposes of reporting cash flows.

Advertising Costs: Costs incurred for producing and communicating advertising are expensed when incurred. Advertising costs for the years ended December 31, 2001, 2000, and 1999 were $20,774, $30,810, and $10,970, respectively.

Other Comprehensive Income: The Company does not have other revenues, expenses, gains, and losses that require disclosure as other comprehensive income.

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

2. FEDERAL INCOME TAXES

The Company uses the asset and liability approach in accounting for income taxes.

The provision for Federal income taxes consisted of:

	2001	2000	1999
Current payable	$ 0	$ 5,367	$ 11,955
Deferred	16,368	99	1,303
Provision for Federal Income Taxes	$ 16,368	$ 5,466	$ 13,258

The components of the net deferred tax (assets) liability at December 31, were as follows:

	2001	2000	1999
Depreciation	$ 24,203	$ 19,464	$ 19,189
Section 179 carry forward	(384)	-	-
Accrued vacation payable	(5,827)	(5,766)	(4,900)
Allowance for uncollectible accounts receivable	(437)	(437)	(437)
Contribution carry forward	(272)	-	-
Unused capital loss carry forward	-	(12,346)	(13,036)
	$ 17,283	$ 915	$ 816

The differences between the provision for income taxes and income taxes computed using the U.S. Federal income tax rate were as follows:

	2001	2000	1999
Amount computed using the statutory rate	$ 0	$ 5,367	$ 11,955
Increase (reduction):	-	-	-
Deferred tax (assets) liabilities	(16,368)	99	1,303
Provision for Federal Income Tax	$ 16,368	$ 5,466	$ 13,258

3. PUBLIC OFFERING OF COMMON STOCK

The Company sold 3,000,000 shares of its unissued common stock to the public on November 12, 1984. An offering price of $.30 per share was arbitrarily determined by the underwriter.

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

4. COMPENSATED ABSENCES

The Company accrues a liability for employees’ compensation for certain future absences. Liabilities for vacation pay in the amounts of $17,137 and $16,960 have been accrued as of December 31, 2001 and 2000, respectively.

5. LEASES

The Company has no obligation under capital lease arrangements.

The Company rents its facility under a three (3) year operating lease commencing on the 1st day of December 1999. The Company leases the facility from a port authority, with the assistance of federal economic development funds (EDA), has constructed a building for the purpose of leasing space to new or expanding high technology and electronic companies. The Company will pay as rental for 6,275 square feet of building space the sum of $28,784 per year, payable monthly in advance at the rate of $2,197 per month. A leasehold tax of $282 per month is due in addition to the $2,197 monthly rent. For the second and any following years of the renewed term, the parties agree that any rental amounts be increased by the Consumer Price Index - Pacific Cities and U.S. City Average-All Items Indexes using the U.S. City Average for the 12 month period preceding. The rental expenses for the years ended December 31, 2001, 2000 and 1999, were $29,954, $28,956, and $27,332, respectively.

The following is a schedule of estimated future minimum rental payments required under the above operating leases over the next five (5) succeeding fiscal years:

Year Ending December 31,	Amount
2002	$27,860
2003	-
2004	-
2005	-
2006	-

6. FOREIGN SALES

The Company’s revenues fall into three major customer categories, Domestic, Export, and U.S. Government sales. A percentage breakdown of the Company’s major customer categories for the years of 2001, 2000 and 1999, are as follows:

	2001	2000	1999
Domestic Sales	77%	91%	87%
Export Sales	21%	02%	10%
U.S. Government Sales	02%	07%	03%

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

  FOREIGN SALES (continued)

The geographic distribution of foreign sales for 2001, 2000, and 1999 are as follows:

	2001	2000	1999
	%	%	%
Australia	0	14	0
Brazil	12	13	24
Canada	18	27	7
Croatia	28	0	10
Ecuador	0	1	5
India	9	3	0
Indonesia	3	2	8
Israel	0	3	3
Kuwait	0	0	2
Mexico	1	8	21
South Korea	12	21	10
Taiwan	0	3	6
Thailand	0	0	4
Turkey	0	5	0
Jordan	11	0	0
Peru	3	0	0
Philippines	1	0	0
Colombia	1	0	0
Puerto Rico	1	0	0

7. PROFIT SHARING SALARY DEFERRAL 401-K PLAN

The Company sponsors a Profit Sharing Plan and Salary Deferral 401-K plan and trust. All employees over the age of twenty-one (21) are eligible. The Company is not making contributions under the current plan agreement.

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

8. STOCK OPTIONS

On February 6, 1998 stock options to purchase shares of the Company’s common stock were granted to individual employees and directors with no less than three years continuous tenure. The options have an exercise price of $0.41 per share. Options may be exercised any time during the period from February 6, 1998 through February 5, 2001. Following is a summary of transactions:

Shares under option
Outstanding, beginning of year	185,000
Granted during year	-
Canceled during year	(155,000)
Exercised during year	(30,000)
Outstanding, end of year	-

On February 12, 1999, stock options to purchase shares of the Company’s common stock were granted to individual employees and directors with no less than three years continuous tenure. The options have an exercise price of $0.44 per share. Options may be exercised any time during the period from February 12, 1999 through February 11, 2002. Following is a summary of transactions:

Shares under option
Outstanding, beginning of year	185,000
Granted during year	-
Canceled during year	(25,000)
Exercised during year	-
Outstanding, end of year	160,000

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

8. STOCK OPTIONS (continued)

On February 11, 2000 stock options to purchase shares of the Company’s common stock were granted to individual employees and directors with no less than three years continuous tenure. The options have an exercise price of $2.81 per share. Options may be exercised any time during the period from February 11, 2000 through February 10, 2003. Following is a summary of transactions:

Shares under option
Outstanding, beginning of year	210,000
Granted during year	-
Canceled during year	(25,000)
Exercised during year	-
Outstanding, end of year	185,000

On February 9, 2001 stock options to purchase shares of the Company’s common stock were granted to individual employees and directors with no less than three years continuous tenure. The options have an exercise price of $0.44 per share. Options may be exercised any time during the period from February 9, 2001 through February 9, 2004. Following is a summary of transactions.

Shares under option
Outstanding, beginning of year	-
Granted during year	195,000
Canceled during year	(25,000)
Exercised during year	-
Outstanding, end of year	170,000

	2001	2000	1999
Option price range at end of year	$0.44 to $0.44	$0.41 to $2.81	$0.28 to $0.44
Option range for exercised shares	$0.41 to $0.44	$0.28 to $2.81	None exercised
Weighted average fair value of options granted during the year	$0.44	$2.81	$0.44

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

8. STOCK OPTIONS (continued)

The following table summarizes information about fixed-price stock options outstanding at December 31, 2001:

Range of exercise Prices	Number exercisable and outstanding	Weighted average remaining contractual	Weighted average exercise
$ 0.44	160,000	1 year	$0.44
$ 2.81	185,000	2 years	$2.81
$ 0.44	170,000	3 years	$0.44

After termination of employment, stock options may be exercised within 90 days. During the 12 months ended December 31, 2001, 230,000 shares under option expired and 30,000 shares under option were exercised. At December 31, 2001 there are 515,000 shares reserved for future exercises.

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation.” Accordingly, no compensation cost has been recognized for the stock option plan. Had compensation cost for the Company’s stock option plan been determined based on the fair value at the grant date for awards consistent with the provisions of SFAS No. 123, the Company’s net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

	2001	2000	1999
Net earnings (loss) as reported	$ (10,296)	$ 23,944	$52,301
Net earnings (loss) pro forma	$(105,881)	$(126,919)	$ 7,401
Earnings per share – as reported	-	-	0.01
Earnings per share – pro forma	-	-	0.01

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2001; dividend yield equaled 0; expected volatility of 145% risk-free interest rate of 5%; and expected lives of 3 years.

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

9. EMPLOYEE PROFIT SHARING BONUS PROGRAM (NON-QUALIFIED)

On December 11, 1992 the Board of Directors revised the Employee Profit Sharing Bonus Program as follows. The Company makes contributions to the Program in accordance with the following formula: After the Company’s “net profit before tax” reaches $100,000; the Company sets aside $10,000 for the Program. Thereafter, the Company adds 8% of the “net profit before tax” to the Program.

NET PROFIT	COMPENSATION TO FUND
$100,000	$10,000 + 8% OF AMOUNT OVER $100,000 NET PROFIT

10. CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash investments and trade accounts receivable. As of December 31, 2001; the Company had cash and cash equivalents with Bank of America with a combined balance of $926,194 which is $826,194 in excess of the FDIC insured amount. At December 31, 2001 the Company had cash deposits with Pacific Northwest Bank with a balance of $138,021 which is $38,021 in excess of the FDIC insured amount. Additionally, at December 31, 2001 the Company had cash deposits with Community First Bank with a balance of $303,323 which is $203,323 in excess of the FDIC insured amount. At December 31, 2001 the Company had cash deposits with Piper Jaffray with a balance of $145,183 which is not FDIC insured.

Concentrations of credit risk with respect to trade accounts receivable are generally diversified due to the geographic dispersion of the Company’s customer base.

11. RELATED PARTY TRANSACTIONS

For the years ended December 31, 2001, 2000, and 1999; services in the amount of $79,570, $96,853, and $51,563, respectively were contracted with a manufacturing process company of which the owner/president is a member of the Board of Directors and Audit Committee Chairman of Electronic Systems Technology, Inc.

The Company purchases certain key components necessary for the production of its products from a sole supplier. The components provided by the supplier could be replaced or substituted by other products, if it became necessary to do so. It is possible that if this action became necessary, a material interruption of production and/or material cost expenditures could take place.

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

12. MARKETABLE SECURITIES

The Company was included in the class action suit settlement against the manager of the Company’s marketable securities investments, Piper Jaffray. The Company received settlement payments of $11,288 during 1996, and $1,633 during 1997, and $2,211 during 1998, $0 during 1999, $2,032 during 2000, and $361 during 2001.

13. NOTE - CASH DISTRIBUTION

On June 11, 1999 the Company declared a one-time, non-cumulative, cash distribution to shareholders of record as of June 25, 1999 of $0.01 per share of common stock, with payable date of July 9, 1999. The payment of the cash distribution was completed by July 9, 1999 for a total dollar value of $49,537.

14. RECLASSIFICATIONS

Certain prior period amounts may have been reclassified to conform to the current year presentation.

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

SELECTED FINANCIAL DATA

ELECTRONIC SYSTEMS TECHNOLOGY, INC.
For the five years ended December 31,

	2001	2000	1999	1998	1997

Sales	$ 1,303,811	$1,310,524	$1,239,390	$1,485,381	$1,337,303

Gross Profit	609,417	578,597	606,275	792,749	762,140

Income before provision for income taxes	6,072	29,410	65,559	242,779	247,760

Provision for income taxes	16,368	5,466	13,258	79,852	81,559

Net income (loss)	(10,296)	23,944	52,301	162,927	166,201

Net income per share	-	-	0.01	0.03	0.03

Weighted average number of shares outstanding	5,083,146	5,056,064	4,953,667	4,953,667	6,953,667

Total assets	2,401,672	2,407,871	2,307,715	2,354,145	2,205,811

Long-term debt and capital lease obligations	-	-	-	-	-

Stockholders' equity	2,310,150	2,308,146	2,244,752	2,241,988	2,128,598

Stockholders' equity per share	0.45	0.46	0.45	0.45	0.43

Working capital	2,127,471	2,125,411	2,090,155	2,119,569	1,988,266

Current ratio	24.2:1	22.3:1	34.2:1	25.3:1	26.7:1

Equity to total assets	96%	96%	97%	95%	96%

CONSENT OF CERTIFIED P UBLIC ACCOUNTANTS

Board of Directors
Electronic Systems Technology, Inc.
Kennewick, Washington

We hereby consent to the use of our opinion, dated February 8, 2002 on the financial statements of ELECTRONIC SYSTEMS TECHNOLOGY, INC., for the years ended December 31, 2001 and 2000 in the Form 10-KSB.

MOE O’SHAUGHNESSY & ASSOCIATES, P.S.

Spokane, Washington
February 20, 2002

CORPORATE DIRECTORY

DIRECTORS

Tommy L. Kirchner
President
Chief Executive Officer
Electronic Systems Technology Inc.

Robert Southworth
Patent Attorney
U.S. Department of Energy

Melvin H. Brown
President/Chief Executive Officer
Manufacturing Services, Inc.

Jon Correio
Manager, Finance & Administration
Electronic Systems Technology, Inc.

John L. Schooley
President/Chief Executive Officer
President of Remtron, Inc.

EXECUTIVE OFFICERS

T. L. Kirchner
President/Chief Executive Officer

Jon Correio
Secretary/Treasurer

CORPORATE HEADQUARTERS

Electronic Systems Technology, Inc.
415 N. Quay Street, Suite 4
Kennewick, Washington 99336
(509) 735-9092
(509) 783-5475 (Facsimile)

INDEPENDENT AUDITORS
Moe O’Shaghnessy & Associates, P.S.
305 IBM Building
West 201 North River Drive
Spokane, Washington 99201

TRANSFER AGENT
Computershare Trust Company, Inc.
P.O. Box 1596
Denver CO 80201
(303) 262-0600

The Transfer Agent should be contacted for questions regarding changes in address, name, or ownership, lost certificates, and consolidation of account. When corresponding with the Transfer Agent, shareholders should state the exact name(s) in which the stock is registered and certificate number of the certificate(s).

FORM 10-K
A copy of the Company’s Form 10-KSB, as filed with the Securities and Exchange Commission, is available upon request.

CORPORATE AND INVESTOR INFORMATION

Please direct inquiries to:

Investor Relations Department
Electronic Systems Technology, Inc.
415 N. Quay Street
Kennewick, Washington 99336

ANNUAL MEETING

The annual meeting of stockholders of Electronic Systems Technology, Inc. will be held at 3:00 p.m. on June 7, 2002, at:

Westcoast Hotel
1101 N. Columbia Center Blvd.
Kennewick, Washington 99336

All stockholders are encouraged to attend.